November 14, 2024

Sandra Beaver
Chief Financial Officer
Evolus, Inc.
520 Newport Center Dr.
Suite 1200
Newport Beach, CA 92660

       Re: Evolus, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K filed on November 6, 2024
           File No. 001-38381
Dear Sandra Beaver:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 November 14, 2024
Page 2
Form 10-K for Fiscal Year Ended December 31, 2023
Item 8. Consolidated Financial Statements and Supplementary Data.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Inventories , page 73

1. We note your disclosure that you determine your inventory cost based upon your estimated amount payable to your supplier after accounting for any reimbursement receivable pursuant to the Daewoong Settlement Agreement using the first-in, first-
       out method with prioritization of the items with the earliest expiration dates. We note similar disclosures within your June 30, 2024 Form 10-Q whereby you determine cost using the first-in, first-out method with prioritization of the items with the earliest expiration dates. Please tell us and revise future filings to explain in more detail how your accounting policy, including the prioritization of items based on expiration dates, complies with the guidance in ASC 330-10-30 and 35.
Form 8-K filed on November 6, 2024
Exhibit 99.1, page 9

2. We note that you present operating expenses that exclude product cost of sales
       (excluding amortization of intangible assets) as a non-GAAP measure. Please tell us how you considered the guidance in Question 100.01 the Compliance and Disclosure
       Interpretations for Non-GAAP Financial Measures since product cost of sales are normal, recurring, cash operating expenses necessary to operate your business.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences